EXHIBIT 99.1

January 1999                                                         Schedule 10
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                                  SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES

AVS NO [467248]


All relevant boxes should be completed in block capital letters.

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
1. Name of company                                                  2. Name of shareholder having a major interest

   BRIGHT STATION PLC                                                  BARCLAYS BANK PLC
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3. Please state whether notification indicates that it is           4. Name of the registered holder(s) and, if more than one
   in respect of holding of the shareholder named in 2                 holder, the number of shares held by each of them
   above or in respect of a non-beneficial interest or in
   the case of an individual holder if it is a holding of
   that person's spouse or children under the age of
   18

   AS PER NO. 2                                                        CHASE NOMINEES LIMITED                              [10]
                                                                       UNDESIGNATED ACCOUNT
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5. Number of              6. Percentage of issued                   7. Number of                     8. Percentage of issued class
   shares/amount of          class                                     shares/amount of stock
   stock acquired                                                      disposed

   Not notified              1.00%                                     N/A                              N/A
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9. Class of security                                               10. Date of transaction          11. Date company informed

   ORDINARY SHARES OF ONE PENCE                                        4 SEPTEMBER 2000                 7 SEPTEMBER 2000
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12. Total holding following this notification                      13. Total percentage holding of issued class following this notification

    5,186,055                                                          3.00%
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14. Any additional information                                     15. Name of contact and telephone number for queries

                                                                       MR. J A S BALL FCIS
                                                                       COMPANY SECRETARY
                                                                       020 7925 7698
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16. Name and signature of authorised company official
    responsible for making this notification

    MR J A S BALL FCIS, COMPANY SECRETARY
                                                         /s/ JONATHAN BALL
Date of notification 7 SEPTEMBER 2000
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Company Announcements Office, Old Broad Street, London EC2N 1HP
Facsimile: 020 7588 6057, 020 7334 8964/8965/8966 (PLEASE DO NOT POST)
Enquiries: Company Monitoring and Enquiries; UK Listing Authority